FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2014 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

    On July 23, 2014, the registrant Offers Series of Technical and Design Webinars

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 23, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Offers Series of Technical and Design Webinars

Targeted for existing and potential customers to shorten learning curve and maximize performance of products designed in
TowerJazz’s analog technologies

MIGDAL HAEMEK, Israel, July 23, 2014 – TowerJazz, the global specialty foundry leader, today announced it is offering a series of webinars to familiarize existing and potential customers with the design and technical support available to maximize their product performance while minimizing cost. The first webinar that is already available online for TowerJazz’s existing customers is "SBC18H3 Online PDK training" and is based on frequently asked questions by TowerJazz customers. The tutorial focuses on TowerJazz’s SBC18H3 (270GHz SiGe BiCMOS) PDK (Process Design Kit). The webinar is hosted by Dr. Samir Chaudhry, TowerJazz’s Director of Design Enablement in the form of streaming slides and video capture of a live PDK session, along with audio and visual guidance. The training is targeted for both existing and new designers and layout engineers of TowerJazz's SiGe BiCMOS technologies and is available to anyone with access to the SBC18H3 PDK on TowerJazz's portal.

The SBC18H3 training session introduces the technology platform, reviews PDK installation procedures, devices such as SiGe NPNs, MOSFETs, resistors, capacitors, and inductors are elucidated in significant detail, and a "Tips and Tricks" slide summarizes the recommended use of the device for optimum performance. The second section of the training focuses on optimization of the design for yield. Advanced statistical modeling tools unique to TowerJazz's PDKs such as Monte Carlo, X-Sigma, and wafer specific modeling tools are introduced, focusing on "why, when and how" a designer should use these tools. Training concludes with instructions on how to run the final verification on a design for manufacturing rules with a focus on meeting density requirements unique to analog intensive designs.

The next webinar in the series will be focused on TowerJazz’s ESD offering and will be hosted on August 7, 2014 by Dr. Efraim Aharoni, Principal Engineer, ESD Team Leader and Mr. Roda Kanawati, ESD Expert and Power Management Device Engineer, for one hour including presentations and a Q&A session. The target of this session is to introduce to the design community the rich ESD offering provided by TowerJazz which enables easy and safe design for ESD production and the flexibility required for specific needs. It covers ESD/LU-related qualification methodology, ESD guidelines to designers, ESD device characterization, and verification tools. Special emphasis is placed on PDK ESD elements such as parameterized cells, design rules, models, and protection schemes required for safe design for ESD and short time to market. In addition, the implementation of Programmable Electronic Rule Check (PERC) for ESD is described.

Dr. Aharoni will focus on TowerJazz’s general ESD offering while Mr. Kanawati will describe the ESD solutions available for Power Management design. To register for this webinar or find out about future sessions, please visit: http://www.towerjazz.com/webinars/.

Following the live event, an archived version of the webinar will be available on the TowerJazz website.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Company (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company / Media Contact: Lauri Julian  | +1 949-280-5602 | lauri.julian@towerjazz.com
Europe Company/Media Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
Company / Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com